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SEC        POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
1745 (6-   CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
00)        DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                                                --------------------------------
                                                OMB APPROVAL
                                                --------------------------------
                                                OMB NUMBER: 3235-0145
                                                --------------------------------
                                                EXPIRES: OCTOBER 31, 2002
                                                --------------------------------
                                                ESTIMATED AVERAGE BURDEN HOURS
                                                PER RESPONSE. . . 14.9
                                                --------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)*


                              THE FIRST YEARS INC.
                                (NAME OF ISSUER)

                           COMMON STOCK $.10 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   337 610 109
                                 (CUSIP NUMBER)

                                DECEMBER 31, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]     Rule 13d-1 (b)
[ X ]     Rule 13d-1 (c)
[   ]     Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
CUSIP NO 337 610 109                                                 PAGE 2 OF 5


1.       NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Ronald J. Sidman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  [  ]
                                                            (b)  [  ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION
                           U.S.A.

NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH                5.       SOLE VOTING POWER:

                                          912,972 (includes 124,128 shares
                                          issuable to Mr. Sidman pursuant to
                                          stock options which were exercisable
                                          within 60 days of December 31, 2000.)

                           6.       SHARED VOTING POWER:
                                          0

                           7.       SOLE DISPOSITIVE POWER:
                                          912,972 (includes 124,128 shares
                                          issuable to Mr. Sidman pursuant to
                                          stock options which were exercisable
                                          within 60 days of December 31, 2000.)

                           8.       SHARED DISPOSITIVE POWER:
                                           0
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  912,972 (includes 124,128 shares issuable to Mr. Sidman pursuant to stock options which were exercisable or will be exercisable within 60 days of December 31, 2000.)

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                  [ X ] Excludes 49,486 shares owned by Mr. Sidman's wife, Marjorie R. Sidman. Mr. Sidman disclaims beneficial ownership of the shares owned by Mrs. Sidman.

                                  SCHEDULE 13G
CUSIP NO 337 610 109                                                 PAGE 3 OF 5

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  11.7%

12.      TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13G
CUSIP NO 337 610 109                                                 PAGE 4 OF 5

Item 1. (a)       NAME OF ISSUER:   The First Years Inc.

Item 1. (b)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:
                             One Kiddie Drive
                             Avon, MA 02322

Item 2. (a)       NAME OF PERSON FILING:                    Ronald J. Sidman
        (b)       ADDRESS OF PRINCIPAL BUSINESS OFFICE:     The First Years Inc.
                                                            One Kiddie Drive
                                                            Avon, MA 02322
        (c)       CITIZENSHIP:      U.S.A.
        (d)       TITLE OF CLASS OF SECURITIES:  Common Stock, $.10 par value

Item 3.           Not applicable.

Item 4.           OWNERSHIP:

                  (a)      AMOUNT BENEFICIALLY OWNED:
                           912,972 (includes 124,128 shares issuable to Mr. Sidman pursuant to stock options which were exercisable within 60 days of the date of December 31, 2000.)

                  (b)      Percent of class:11.7%

                  (c)      NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

                           (i) Sole voting power: 912,972 (includes 124,128 shares issuable to Mr. Sidman pursuant to stock options which were exercisable within 60 days of December 31, 2000.)

                           (ii)     Shared voting power:       0

                           (iii) Sole Dispositive Power: 912,972 (includes 124,128 shares issuable to Mr. Sidman pursuant to stock options which were exercisable within 60 days of December 31, 2000.)

                           (iv)     Shared dispositive power: 0

Item 5.           Ownership of Five Percent or Less of a Class:  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:                                        Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                  Not applicable

                                  SCHEDULE 13G
CUSIP NO 337 610 109                                                 PAGE 5 OF 5

Item 8.           Identification and Classification of Members of the Group:
                  Not applicable

Item 9.           Notice of Dissolution of Group:    Not applicable.

Item 10. Certification:
                  By signing below I certify that to the best of my knowledge and belief the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





   February 7, 2001                                /s/ Ronald J. Sidman
-------------------                          -----------------------------------
       Date                                              Signature

                                             Ronald J. Sidman, President,
                                             Chief Executive Officer, and
                                             Chairman of the Board
                                             -----------------------------------
                                                     Name and Title